June 11, 2012

VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Patrick Gilmore, Accounting Branch Chief
Barbara C. Jacobs, Assistant Director
Jan Woo, Esq., Staff Attorney
Joyce Sweeney, Staff Accountant

Re:	Rackspace Hosting, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 17, 2012
Form 10-Q for the Quarterly Period Ended March 31, 2012
Filed May 9, 2012
File No. 001-34143

Ladies and Gentlemen:

We are submitting this letter on behalf of Rackspace Hosting, Inc. (the “Company") in response to comments from the staff ("Staff") of the Securities and Exchange Commission (the "Commission") received by letter dated May 23, 2012 (the "Staff Letter") relating to the Company's Annual Report on Form 10-K (the "10-K") and the Company's Quarterly Report on Form 10-Q (the "10-Q") (File No. 001-34143). We are sending the Staff supplemental information in response to comment 1 pursuant to Rule 12b-4 under the Securities Exchange Act of 1934 (the “Exchange Act”), along with a request for confidential treatment under Rule 83 under the Commission's Rule of Practice.

In this letter, we have recited the comments from the Staff Letter in italicized, bold type and followed each comment with the Company’s response.

Form 10-Q for the Quarterly Period Ended March 31, 2012

Financial Statements

Note 13. Segment Information, page 15

1.
You disclose that you operate as one reportable segment based upon the financial information that your chief executive officer, who is the chief operating decision maker, regularly reviews to decide how to allocate resources and assess performance. However, in your response to prior comment 11 you indicate that in 2012 you made reporting changes such that you are no longer organized by product and services, but it appears you may now have three operating segments; the US SMB customer segment, the US Enterprise customer segment and International business. In your response you also indicate that the heads of these business units still report to the president, but that you do not view these individuals as segment managers. Please describe for us in more detail the basis for your segment presentation as of March 31, 2012 including the following:

•	Describe your determination of operating segments;

•	Describe the process and information considered in allocating resources to these three operating units;

•	If you have defined operating segments, describe your basis for aggregating into one reportable segment; and

•	Provide us with a copy of the financial reporting package as of March 31, 2012 provided to your chief operating decision maker.

Refer to ASC 280-10-50-1 through 50-9 and 280-10-50-11.

We acknowledge the Staff's comment and offer the following supplemental information in response to each of the items above.

Determination of Operating Segments

As noted in our previous response dated May 1, 2012, beginning in 2012 our management and reporting structure changed so that our business units (BUs) are no longer organized around products and services. We are now organized around customers due to the continued convergence of our two service offerings through hybrid offerings. Under this organization, we have three revenue generating BUs: US Enterprise, US SMB, and International, and three shared services groups: Product, Foundation (data centers), and Corporate Services. The purpose of the BU organizations is to focus the sales and support personnel on a subset of our customers as defined by the amount of revenue generated by the customer relationship. We do not view the BUs as standalone businesses, the BUs cannot make discrete decisions about products or how to deploy capital, and the operations of the BUs are supported by the shared services groups. Shared costs (including all data center infrastructure costs and most G&A functions) are not allocated to the Enterprise and SMB BUs; therefore, we do not report profitability on a basis that would facilitate decisions regarding the allocation of capital or evaluation of performance at the BU level. Similarly, our geographic organizations are also primarily sales and support organizations. Product and product development, data center, supply chain, and marketing decisions are all managed enterprise-wide by the shared services groups. In addition, the key metrics used to support the decision-making and resource allocation are reported on a consolidated basis only. These are largely the same as the metrics provided in the Key Metrics tables in our quarterly and annual filings.

Our organizational structure also changed at the beginning of 2012. The key changes involved the promotion of Lew Moorman to President and a change in the reporting relationships for the BU leaders. The current structure can be summarized, as follows:

•	Reporting to Lew Moorman, President:

◦	US Enterprise

◦	US SMB

◦	International

◦	Product

◦	Marketing

•	Reporting directly to Lanham Napier, CEO, who is our chief operating decision maker ("CODM"):

◦	Lew Moorman

◦	Foundation (led by the Chief Operating Officer and includes functions such as data center operations, supply chain, information technology and security)

◦	Corporate Services (includes functions such as finance, accounting, human resources and legal)

We used the management approach defined in ASC paragraph 280-10-5-3 to determine that our business comprises one operating segment. Operating segments are identified based on the way financial information is organized and reported to the CODM and usually should be evident from the structure of the entity's internal organization. Financial information typically is reported to the CODM consistent with that structure. ASC 280-10-5-1 defines an operating segment as a component of an enterprise:

•	That engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same enterprise),

•	Whose operating results are regularly reviewed by the enterprise's CODM to make decisions about resources to be allocated to the segment and assess its performance, and

•	For which discrete financial information is available.

The financial report provided to the CODM includes consolidated financial statements and consolidated key metrics. The financial report also includes the operating expenses of the two US shared services groups (Foundation and Corporate Services), which report directly to him. Our Corporate Services and Foundation BUs are not considered operating segments because they are comprised of corporate activities and do not engage in business activities from which they earn revenue.
As stated above, the BUs are part of an organizing framework for our sales and support organizations and BU management based on a subset of our customers, as defined by the amount of monthly recurring revenue generated by the customer relationship. The BUs have similar economic characteristics, and we offer the same products and services on a common technology platform to customers in each BU. As such, discrete financial information for each BU is not presented to the CODM in the CEO Report, and he does not use such financial information to make decisions on the allocation of capital or evaluation of performance. Similarly, the financial information reported to the Board of Directors is at the consolidated level only. The CODM and the Board rely primarily on consolidated key metrics to assess performance and allocate resources. Therefore, we have concluded that we have only one operating segment because the CODM makes decisions about the allocation of resources and other financial decisions for the company based on consolidated financial information and not financial information for lines of business, geographic regions or other components of the business. As such, we provide information to the investor that is consistent with how our CODM makes allocation decisions and evaluates the business: at a consolidated level.

Process and information considered in allocating resources

Resource allocations are made by the CODM at the consolidated level based upon his review of the consolidated financial information and key metrics, as well as forecasted consolidated revenue. The key resources deployed in our business are capital expenditures and people. There are no capital expenditures allocated to the BUs. Our capital expenditures are allocated to product development, data center facilities and equipment, office facilities and internal systems. These expenditures are determined on a consolidated basis, and the activities are managed in our Product and other shared services groups. The plans for the consolidated business are approved by the CODM and reviewed with members of our senior leadership team, including the President. The leaders of the BUs are then responsible for managing their individual BUs in accordance with the consolidated plan of the CODM, including managing personnel and other costs of the BU.

Basis for Aggregation

As we only have one operating segment, aggregation is not applicable.

Financial Reporting Package

As requested, a copy of the financial reporting package provided to the CODM as of March 31, 2012 (as well the financial reporting package provided to the CODM as of April 30, 2012) is being provided as a Supplemental Schedule and under separate cover with our requests for confidential treatment pursuant to the provisions of Commission Rule 83 and return of the materials upon completion of your review pursuant to Exchange Act Rule 12b-4. Due to the aforementioned changes to our management and reporting structure, significant modifications to our financial reporting structure were implemented throughout the first quarter. We did not complete the changes to our new reporting package until April 2012, after we completed the modification to our financial reporting and account structure. To be responsive to the Staff's request, we have provided both the March 31st and April 30th CODM financial reporting packages. The March 31, 2012 package includes the reporting changes for the new BU structure. At April 30, 2012 we implemented a reporting package (titled “CEO Report”) for our CODM that fully aligns the financial information he uses to allocate resources and assess performance.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Three Months Ended March 31, 2011 and March 31, 2012

Net Revenue, page 27

2.
In your response to prior comment 3 you indicate that you do not provide discrete financial information with respect to enterprise revenue or margins to management or the Board of Directors. In your response to prior comment 11 you discuss management and reporting structure changes implemented in 2012. If such discrete financial information is now being generated with respect to the U.S. enterprise customer segment, please tell us what consideration you gave to separately quantifying the relative percentage of revenues attributable to your enterprise customers as well as quantifying and discussing the impact on margins and results. Refer to Item 303(b) of Regulation S-K and Section III.B of SEC Release 33-8350.

As noted in our previous response, we do not provide to management or the Board of Directors discrete financial information (including revenue or margins) for customers previously referred to as enterprise customers. While we have a BU referred to as “Enterprise,” the enterprise customers referred to in our previous response are only a subset of the customers included in this BU. As we previously discussed, customers are assigned to our Enterprise and SMB BUs based upon the amount of monthly recurring revenue generated by the customer relationship. As a result, we have a diverse grouping of customers in each BU as defined by industry or company size.

We considered the disclosure requirements of Item 303(b) of Regulation S-K and Section III.B of SEC Release 33-8350 and concluded that in the interim period ended March 31, 2012, there were no material changes to our financial condition or results of operations with respect to the trends related to larger customers (also referred to as enterprise customers).

*  *  *  *  *

Please direct your questions or comments regarding this letter to Alan Schoenbaum, Senior Vice President and General Counsel, by telephone at 210.312.4721 or by facsimile to 210.312.4848. Thank you for your assistance.

Sincerely,

/s/ Alan Schoenbaum
Alan Schoenbaum, Senior Vice President and General Counsel